VIA EDGAR

July 2, 2014

Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  Terence O’Brien, Accounting Branch Chief

RE:           GenCorp Inc.
Form 10-K for the Year Ended November 30, 2013 Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014 Filed March 31, 2014

Response dated May 29, 2014
File No. 1-1520

Ladies and Gentlemen:

Based on our verbal conversation on July 1, 2014 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act Reports of GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff’s comments in the body of this letter and have provided responses thereto immediately following each comment.

1.	How is the $102 million valuation allowance release related to Other Comprehensive Income included on page 76 of the Company’s form 10-K?

The Company advises the Staff that the valuation allowance release of $102 million is included in the tax amounts disclosed on page 76 of the form 10-K.  The amount of the valuation allowance release of $102 million has been appropriately offset by the tax impact of current period activity included in Other Comprehensive Income, principally actuarial gains and amortization associated with the Company’s defined benefit pension plan.

2. Please provide the definition and details of how the Company concluded it is in a “Comprehensive Income” position.

The Company advises the Staff that the Company’s evaluation of Comprehensive Earnings includes cumulative pre-tax income, plus (minus) items that are permanently non-deductible (i.e., non-taxable) for tax purposes, plus the amount of Other Comprehensive Income (prior to any tax effect on Other Comprehensive Income) for the current and the two preceding years.  The following table provides insight with respect to the three-year period used to measure the Comprehensive Earnings balance as of the end of fiscal 2013 (dollars in thousands) :

Fiscal Year	Pre-tax Income (Loss) from Continuing Operations	Pre-tax Income (loss) from Discontinued Operations	Permanent Differences	Other Comprehensive Income (Loss) (before tax impact)	Total Comprehensive Earnings (Loss)
2011	9,000	-	10,000	(18,200)	800
2012	13,200	2,600	8,000	(186,900)	(163,100)
2013**	(26,200)	(900)	12,000	267,300	252,200

Total	(4,000)	1,700	30,000	62,200	89,900

**Estimate for fiscal 2013 as of August 31, 2013.	(22,700)	-	8,300	250,000	235,600

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer
and Assistant Secretary